Silver Portal Capital, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2017

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Portal Capital, LLC (n.k.a. RCX Capital Group, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12707 High Bluff drive, Suite 200
(No. and Street)

San Diego	California	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean-Louis Guinchard 858-232-5887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Melinda G. LeGaye__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Silver Portal Capital, LLC (n.k.a. RCX Capital Group, LLC)__ , as
of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



_____
Signature

Chief Financial Officer/FINOP
_____
Title



Notary Public



KRISTY KAY JOHNSON
Notary Public, State of Texas
Comm. Expires 07-27-2021
Notary ID 131224511

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Silver Portal Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Silver Portal Capital, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2011.
Northridge, California
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com

LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE

WE FOCUS & CARE

Silver Portal Capital, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	83,050
Account receivable		81,093
Other receivables		291,667
Prepaid expenses		30,062
Prepaid income tax		5,790
Investment		150,000
Deposits		10,000
Total assets	$	651,662

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	58,707
Liabilities subordinated to the claims of general creditors		1,385,679
Total liabilities		1,444,386

Members' equity

Members' equity		(792,724)
Total members' equity		(792,724)
Total liabilities and members' equity	$	651,662

The accompanying notes are an integral part of these financial statements.

Silver Portal Capital, LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenues	
Fee based income	$ 3,614,650
Other income	21,618
Total revenues	3,636,268
Expenses	
Employee compensation and benefits	3,008,965
Occupancy	99,343
Professional fees	248,843
Interest expense	13,116
Other operating expenses	221,658
Insurance	67,212
Total expenses	3,659,137
Net income (loss) before income tax provision	(22,869)
Income tax provision	6,800
Net income (loss)	$ (29,669)

The accompanying notes are an integral part of these financial statements.

Silver Portal Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

	Members' Equity
Balance at December 31, 2016	$ (763,055)
Net income (loss)	(29,669)
Balance at December 31, 2017	$ (792,724)

Silver Portal Capital, LLC
Statement of Changes in Liabilities Subordinated
To the Claims of General Creditors
For the Year Ended December 31, 2017

	Total
Balance at December 31, 2016	$ 1,372,563
Increase:	
Accrual of Interest	13,116
(Decrease):	
Balance at December 31, 2017	$ 1,385,679

The accompanying notes are an integral part of these financial statements.


Silver Portal Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017


Cash flow from operating activities:

Net income (loss)		$ (29,669)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Account receivable, net	$ (81,093)	
Other receivables	(60,000)	
Prepaid expenses	(26,812)	
Prepaid income taxes	(5,790)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	40,711	
Income taxes payable	(5,790)	
Total adjustments		(138,774)
Net cash provided by (used in) operating activities		(168,443)
Net cash provided by (used in) in investing activities		-

Cash flow from financing activities:

Accrual of interest from liabilities subordinated to the claims of general creditors	13,116	
Net cash provided by (used in) financing activities		13,116
Net increase (decrease) in cash		(155,327)
Cash at beginning of year		238,377
Cash at end of year		$ 83,050

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	6,800


The accompanying notes are an integral part of these financial statements.


Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization

Silver Portal Capital, LLC (the "Company") was incorporated in the State of California in September 2000 as Burland East, LLC. On May 29, 2001, the Company changed its name to Silver Portal Capital, LLC. The Company began doing business on October 18, 2001, as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company's primary business is providing investment banking, investment advisory and private capital raising services for companies in the real estate industry.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c-3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its Advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

The Company has adopted FASB ASC 320, Investments - Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a partnership for tax purposes. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2017, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts fee		6,000
Total income tax provision	$	6,800

Note 3: RECEIVABLES - OTHER

Other receivables consist of $291,667 in advances to the Company's employees. This receivable is unsecured, non-interest bearing and due on demand.

Note 4: SUBORDINATED LIABILITIES

The liability subordinated to the claims of general creditors consists of a subordinated loan agreement of $1,311,635, which bears an interest rate of 1% per annum. In addition, the subordinated loan can be automatically extended yearly. The expiration date of the subsidized loan is June 18, 2018. Interest expense for this subordinated loan was $13,116 for the year ending December 31, 2017.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid. The parties to the agreement have elected to have all eligible accrued interest on the loan treated as additional subordinated capital. The balance due shown on the Statement of Financial Condition includes all interest accrued since the inception of the loan.

The Scheduled Maturity Date hereof in each year, without further action by either the Lender or Broker/Dealer, shall be extended an additional year unless on or before the day thirteen months preceding the Scheduled Maturity Date then in effect, the Lender shall notify the Broker/Dealer in writing, with a written copy to FINRA, that such Scheduled Maturity Date shall not be extended. By incorporating this provision, the parties represent that: (a) the Lender will retain an ownership interest in the Broker/Dealer during the extended maturity period(s); and (b) the Broker/Dealer shall notify FINRA if any change in ownership status occurs that results in the Lender retaining no ownership interest in the Broker/Dealer.

Note 5: COMMITMENT AND CONTINGENCIES
Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs".)

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $68,910 which was $63,910 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($58,707) to net capital was 0.85 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: INVESTMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note 8: INVESTMENT
(continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017

Assets	Level 1	Level 2	Level 3	Total
Investment	-	-	$ 150,000	$ 150,000
TOTALS	$ -	$ -	$ 150,000	$ 150,000

Note 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. The Company majority partner sold 75% of his 99% ownership to another individual. The remaining ownership interest will be sold to the individual once the change of membership agreement is a provided by FINRA. In addition the Company changed its name from Silver Portal Capital, LLC to RCX Capital Group.

Silver Portal Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital

Total members' equity		$ (792,724)
Add: Additions to capital		
Subordinated liabilities allowable for net capital computation		1,385,679
Total equity & allowable subordinated liability		592,955
Less: Non-allowable assets		
Prepaid expense	$ (30,062)	
Prepaid income tax	(5,790)	
Investment	(150,000)	
Deposit	(10,000)	
Accounts receivable, non allowable	(36,526)	
Other receiveables, non allowable	(291,667)	
Total non-allowable assets		(524,045)
Net capital		68,910
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,914	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 63,910
Aggregate indebtedness		$ 58,707
Ratio of aggregate indebtedness to net capital		0.85 : 1

There was no material difference between net captial computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

Silver Portal Capital, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

Silver Portal Capital, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Silver Portal Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Silver Portal Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Silver Portal Capital, LLC stated that Silver Portal Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Silver Portal Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silver Portal Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

Assertions Regarding Exemption Provisions

We, as members of management of **Silver Portal Capital, LLC (nka, RCX Capital Group, LLC)** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2017.

Silver Portal Capital, LLC (nka, RCX Capital Group, LLC)

By:



Melinda G. LeGaye, FINOP

2·26·18
(Date)

Silver Portal Capital, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members
Silver Portal Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Silver Portal Capital, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Silver Portal Capital, LLC (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Silver Portal Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE

WE FOCUS & CARE

Silver Portal Capital, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

		Amount
Total assessment	$	5,454
SIPC-6 general assessment Payment made on July 24, 2017		(2,172)
SIPC-7 general assessment Payment made on February 8, 2018		(3,282)
Total assessment balance (overpayment carried forward)	$	-

See independent accountant's report on the SIPC Annual Assessment